SHEARMAN & STERLING
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02028787

May 2, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated April 23, 2002, announcing ARESEs rating which confirms AGFs involvement in sustainable development.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33) 1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann | RH —

Lee D. Neumann

Enclosures
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 5/6

Press Release

Paris, 23 April 2002

ARESEs rating confirms AGFs involvement in sustainable development

Arese, the French leader in social and environmental ratings, has been evaluating AGFs policy in sustainable development for 3 years. In the 2001-2002 version, AGFs rating is up in respect of several categories: human resources management, the inclusion of the environment in company policy, sensitivity to societal expectations.

This evaluation strengthens AGFs position as the largest French insurance company to be included today in the 3 main European indexes of sustainable development: the Dow Jones Stoxx Sustainable Index (SAM group evaluation), the FTSE4GOOD Europe (EIRIS evaluation) and the ASPI Eurozone (ARESE rating).

Through these successes, AGF is reaffirming its commitment to social involvement based on three priorities: business growth, environmental preservation, and social well-being, in order to construct a lasting future.

Analyst and investor contacts		**Press contacts**	
Jean-Michel Mangeot:	(33) 1 44 86 21 25 mangejm@agf.fr	Bérangère Auguste-Dormeuil:	(33) 1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès:	(33) 1 44 86 20 99 deponte@agf.fr	Agnès Miclo:	(33) 1 44 86 31 62 micloa@agf.fr
Vincent Foucart:	(33) 1 44 86 29 28 foucarv@agf.fr	Séverine David:	(33) 1 44 86 38 09 davidse@agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.